UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 28, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Mr. Pietro Labriola Accumulates the Roles of CEO of TIM Brasil and General Manager of Telecom Italia Group

TIM S.A. (“TIM Brasil” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Instruction No. 44 communicates the following to its shareholders, the market in general and other interested parties:

On November 26th, 2021, TIM SpA (“Telecom Italia Group”, “Group”) announced that its Board of Directors has accepted the resignation of its Chief Executive Officer (CEO) and General Manager, Mr. Luigi Gubitosi (who remains a member of the Group’s Board of Directors). Simultaneously, as a step of the CEO succession planning process, Mr. Pietro Labriola was appointed as General Manager of Telecom Italia Group (in addition to his current roles of CEO and Board Member of TIM Brasil), with certain powers, previously attributed to the CEO, necessary to ensure management stability and continuity. The Group also communicated that its Board of Directors would continue to carry out the CEO succession planning process, aimed at defining a stable and lasting executive leadership.

As CEO of TIM Brasil, Mr. Labriola will continue to lead the execution of the Company's strategic plan. He will count on a group of key executives within the Board of Officers to assist him on the daily management of the Company, and act on his behalf, when and if necessary. This group will be comprised by Mrs. Camille Faria (Chief Financial Officer - CFO), Mr. Leonardo Capdeville (Chief Technology and Information Officer - CTIO) and led by Mr. Alberto Griselli (Chief Revenue Officer - CRO).

While holding his new role in Telecom Italia Group together with the CEO and Board Member positions in TIM Brasil, and in accordance with TIM Brasil’s established governance guidelines, Mr. Labriola will refrain from participating in the decision-making process of the Board of Officers and Board of Directors of the Company when it involves matters that may represent any conflict of interests between TIM Brasil and its controlling shareholder.

TIM Brasil reaffirms its focus on the execution of its strategic plan released to the market in the beginning of the year.

The Company will keep its shareholders and the market in general duly informed about any relevant updates related to its executive leadership, under the terms of ICVM 44/21 and applicable legislation.

Rio de Janeiro, November 28th, 2021

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 28, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer